BRASKEM S/A
               Corporate Taxpayer Enrollment # 42.150.391/0001-70
                  State Board of Trade Enrollment # 29300006939
                                 PUBLIC COMPANY

             MINUTES OF A SPECIAL GENERAL MEETING HELD ON 11/19/2003

1 - DATE: November 19th, 2003. 2 - TIME: 02:00 p.m. 3 - INVITATION: A General Invitation published in accordance with Article 124 of Law No. 6.404/76 in the editions of November 4, 5 and 6, 2003 of the following newspapers commonly used by the Company: "Diario Oficial do Estado da Bahia", "A Tarde"; and, in accordance with CVM Instruction No. 207/94 and in order to reach the broadest audience, "Gazeta Mercantil." In addition, in order to comply with CVM Instruction No. 358/2002, a "Relevant Fact" was published in the "Diario Oficial do Estado da Bahia", as well as in the newspapers "A Tarde" and "Gazeta Mercantil" each on November 4, 2003. 4 - PRESENT: Shareholders representing more than eight-five percent (85%) of the Company's voting capital stock; Mr. WALTER MURILO MELO DE ANDRADE, representing the Company's Audit Committee, which issued an opinion recommending the approval of the matters to be considered in this general meeting, in order to comply with the provisions of Articles 163 (Item
III) and 164 (foreword) of Law No. 6.404/76; Mr. RODRIGO SALLES and Mrs. ANA PATRICIA SOARES NOGUEIRA, representing the Company's management. 5 - BOARD:
President: Mrs. ANNA CECILIA DE MAGALHAES COUTINHO DUTRA DA SILVA and Secretary:
Mrs. ANA PATRICIA SOARES NOGUEIRA, chosen in accordance with the provisions of
Article 17 of the Bylaws. 6 - AGENDA OF THE DAY: (I) to authorize the issue by the Company (the "Issuer") of debentures not convertible into shares and secured by collateral (the "Debentures"), pursuant to Article 52 et. seq. of Law No. 6.404/76 and the other pertinent legal provisions (the "Issue"); (II) to delegate to the Company's Board of Executive Officers the deliberation concerning the matters referred to in items VI to VIII of Article 59 of Law No. 6.404/76; (III) to authorize the Company's Board of Executive Officers to take any and all steps for the purpose of filing the Issue with the CVM and other competent authorities, as well as to draft the indenture of the Debentures, to sign any and all documents in connection with the Issue, to retain rating agencies and financial institutions authorized to operate in the stock market to place such Debentures, and also to retain the escrow agent, agent bank and the trustee, establishing their respective fees; and (IV) to confirm and ratify any acts related to the Issue that might have been performed by the Executive Officers prior to the General Meeting date. 7 - RESOLUTIONS: The shareholders authorized the drafting of these minutes in summary form, as well as the publication hereof without being signed by all shareholders present, pursuant to Article 130 of Law No. 6.404/76. The matters appearing in the Agenda of the Day were submitted for discussion and vote, and the following resolutions were adopted by the unanimous consent of those present: (I) To approve the creation and issue of debentures for public distribution, consisting of the 11th issue of debentures made by the Company, and the draft indenture, which is hereby fully approved by all present, initialed by the members of the Board and filed at the corporate headquarters of the Company (the "Indenture"), with the following characteristics: 1) Total Value of the Issue. The total value of the Issue is R$1,200,000,000.00 (one billion two hundred million Reais) on the Issue Date (as defined below). 2) Par Value. Each Debenture shall have a nominal value of R$100,000.00 (one hundred thousand Reais) on the Issue Date (the "Par Value"). 3) Amount. Twelve thousand (12,000) Debentures shall be issued. 4) Series. The Issue shall be made in a single series. 5) Type. The Debentures shall be issued as nominative and book entry debentures without issue of warrants or certificates. 6) Convertibility. The Debentures are not convertible into shares. 7) Kind. The Debentures will be secured by collateral, as provided by Article 58 of Law No. 6.404/76. 8) Limit of Issue. The value of the Issuer's capital stock as of the date hereof is R$1,887,422,093.94 (one billion, eight hundred and eighty-seven million, four hundred and twenty-two thousand, ninety-three Reais and ninety-four cents); therefore, this Issue is within the limits of issue provided by Article 60 of Law No. 6.404/76. 9) Collateral - Credit Rights Pledge. The Issuer shall constitute a pledge in favor of the Debenture holders, in accordance with
Article 1.451 et. seq. of the Civil Code, over (i) 100% (one hundred percent) of the credits held by the Issuer against its Customers (as will be defined in the Pledge Agreement) arising from the sale of petrochemicals, fuels and/or utilities produced and supplied by the Issuer in the ordinary course of its business, commencing on the Issue Date and based on long-term supply agreements (the "Supply Agreements"), including the respective Supply Agreements and documents and securities representing such credits (the "Credit Rights") as set forth in the Pledge Agreement (as defined below) (the "Pledged Credit Rights") and (ii) credits against the Collecting Bank (as will be defined in the Pledge Agreement) (a) for funds received for the Issuer's account as payment for such Pledged Credit Rights; and (b) for funds received for the Issuer's account as payment for those Pledged Credit Rights to be maintained on deposit in the bank account to be opened and held by the Issuer exclusively for this purpose with the Collecting Bank or applied as provided by the Pledge Agreement (the "Collection Account"), in each case independent of wherever they might be, including while they are in transit or in the process of clearing through the bank (the "Bank Credits" and, together with the Pledged Credit Rights, the "Pledged Credits"). The Pledged Credits (the "Pledge") shall be established by way of a "Private Deed Creating a Credit Rights Pledge and Other Covenants" to be negotiated and executed by the Company's Board of Executive Officers, which deed shall also set forth the minimum amount of the Pledged Credit Rights and of the Bank Credits (the "Pledge Agreement"). 10) Placement. The Debentures shall be publicly distributed by financial institutions that are part of the securities distribution system, by using the differentiated method of distribution set forth in Article 33 of CVM Instruction No. 13, dated September 30, 1980, without prior reservation and without lots with a minimum or maximum number of Debentures, and sold in the following order, (i) the underwriters of this Issue (the "Underwriters") up to the limit of the firm commitment given under the underwriting agreement to be executed by and between Issuer and the Underwriters (the "Underwriting Agreement"), for payment, in the exclusive discretion of each Underwriter, by any of the means provided in item 16 below;
(ii) the holders of the debentures issued under the "Private Indenture of Non-Convertible Debentures with a Floating Guarantee of the 10th Issue by Copene
- Petroquimica do Nordeste S/A", entered into on October 2, 2001, as amended and restated on December 11, 2001, December 19, 2001, September 30, 2002 and November 29, 2002 (the "10th Issue Debentures"); and (iii) those customers of the Underwriters who may wish to make investments in the Debentures. 11) Negotiation. The Issue shall be listed for negotiation in the secondary market at "Sistema Bovespa Fix" and "SND". 12) Issue Date. The Issue date of the Debentures shall be December 1, 2003 (the "Issue Date"). 13) Term and Maturity Date. The Debentures shall have a term of forty-eight (48) months from the Issue Date and, therefore, will mature on December 1, 2007 (the "Maturity Date"). 14) Subscription Term. Respecting the approval of the application for registration with the CVM and the publication of the announcement of the commencement of distribution of the Debentures, the Debentures may be subscribed at any time up to six (6) months from the date that the CVM approves the above-mentioned application.
15) Subscription Price. The Debentures shall be subscribed at their Par Value, plus the Remuneration calculated pro rata temporis from the first (1st) day of the Capitalization Period during which such Debentures will be subscribed for up to the respective Payment Date (as defined below), that is to say, considering only the Remuneration for the current Capitalization Period, not including prior Capitalization Periods (the "Subscription Price"). 16) Form of Subscription and Payment. Subscription for the Debentures shall be made (i) by means of CETIP and CBLC procedures for those payments made in accordance with items I and II below; and (ii) directly to the Underwriters for those payments-made in accordance with items III and IV below. The payment of the Subscription Price must be made in full at the time of subscription (the "Payment Date") through: (I) payment in cash; or (II) payment-in-kind and prompt cancellation of the relevant 10th Issue Debentures, calculated in accordance with their outstanding balance, which means their par value plus the remuneration and other amounts due by the Issuer through the Payment Date; or (III) setoff and/or payment-in-kind with credits belonging to the subscribers against the Issuer (as the principal debtor or guarantor) as set forth in the Indenture; or (IV) assignment of credits belonging to the subscribers against companies controlled by the Issuer, as will be established in the Indenture. 17) Payment of Par Value. The Par Value shall be paid in thirty-six (36) equal, monthly and successive installments, commencing from and including the thirteenth (13th) month from the Issue Date to the Maturity Date, with the first payment to occur on January 1, 2005 (the "Amortization" or "Amortizations"). 18) Remuneration. Interest shall accrue on the balance of the Nominal Value, corresponding to the accumulated fluctuation in the daily average rate of one-day Interbank Deposits, "over extra group", expressed as a yearly percentage, based on a year of two hundred and fifty-two
(252) business days, calculated and announced by CETIP (the "ID Rate"), capitalized of a spread or surcharge of 4.5% (four point five percent) a year, based on a year of two hundred and fifty-two (252) business days (the "Overcharge" and, together with the ID Rate, the "Remuneration"). 18.1) Remuneration Payment Periodicity. The Remuneration shall be paid on the 1st day of each month as of the Issue Date, with the first payment to occur on January 1, 2004 and the last payment to occur on the Maturity Date. Those who are holders of Debentures on the last business day preceding the payment date will receive the Remuneration. 18.2) If, on the maturity date of any monetary liabilities of the Issuer, an ID Rate is not announced, then the last officially announced ID Rate shall apply, and no amount shall be due to or by the Issuer and the Debenture holders at the time the ID Rate that would have applied is later announced. If the ID Rate is not announced for more than ten
(10) consecutive days, the provisions of item 18.3 below shall apply in order to define the new method of calculating the Remuneration on the Debentures. 18.3) If the ID Rate is not announced for more than ten (10) consecutive days, and/or the ID Rate is extinguished or if it is legally impossible to be applied to the Debentures, the Escrow Agent shall call a general meeting of Debenture holders to deliberate, by common consent with the Issuer and in compliance with applicable law, on the new method of remuneration on such Debentures, to be suggested by the Issuer. Until such new method is defined by common consent with the Issuer in the aforementioned general meeting of Debenture holders, the last officially published ID Rates, plus the applicable Overcharge calculated pro rata temporis shall be applied to calculate the value of any liabilities set forth in the Indenture, up to the date of the resolution by the general meeting of Debenture holders. In case the Issuer and the Debenture holders representing at least two-thirds (2/3) of all outstanding Debentures (even as a result of a lack of quorum to deliberate on the matter) fail to reach an agreement on the new method of remuneration, the Issuer must redeem all of the outstanding Debentures within thirty (30) days from the date of the relevant general meeting of Debenture holders, at their outstanding Par Value, plus the Remuneration calculated pro rata temporis from the Issue Date or the date of the last payment of the Remuneration up to the actual payment date, using the last officially announced ID Rate. Any premium whatsoever shall not be added to the aforementioned redemption. 19) Amendment. There shall be no amendment. 20) Optional Early Redemption or Optional Pre-Payment. As of the first (1st) day of the twelfth (12th) month from and including the Issue Date, on condition that the Issuer publishes a notice to Debenture holders at least ten (10) business days prior to the redemption date, the Issuer reserves the right to carry out:
(i) the early redemption of all outstanding Debentures by paying the outstanding Par Value, plus the Remuneration calculated pro rata temporis from the date of the last payment of Remuneration to the date of payment (redemption) and plus a Bonus (if any), it being understood that no premium whatsoever shall be added to any redemption referred to herein; or (ii) partial pre-payment of the outstanding Debentures, at the same value for all Debentures, which amount must be applied as follows: (a) firstly to pay the Bonus (if any) and any other amounts due and payable by the Issuer to the Debenture holders pursuant to the Indenture or the Pledge Agreement, other than the amounts mentioned in the other items of this subsection; (b) after the payment in full of the amounts referred to under item
(a) above, the remaining balance must be used to pay the Remuneration due, calculated pro rata temporis from the date of the last payment of Remuneration to the date of payment; and (c) the balance remaining (if any) after the payments referred to under items (a) and (b) above must be used to amortize the outstanding Par Value. 21) Mandatory Repurchase. The Issuer hereby commits itself to use the proceeds received as payment for the Subscription Price of two thousand (2,000) Debentures placed on a best efforts basis, less the amount corresponding to the Remuneration for such Debentures incurred from the Payment Date to the actual date of purchase, as well as the amounts paid as commission to the Underwriters, as will be set out in the Underwriting Agreement, to purchase Debentures from those Debenture holders who express interest in selling their Debentures, all in accordance with the procedures that will be set out in the Indenture. 22) Delay Charges. In case of default in the payment of any amount due and payable to Debenture holders under the Indenture, any past due amount shall be subject to late charges of one percent (1%) per month calculated from the default date to the actual date of payment, as well as a delay fine of two percent (2%) on the past due amounts, irrespective of warning, notice and judicial summons or extrajudicial communication (the "Delay Charges"). 23) Events of Default. The Indenture shall also contains events of default of the Debentures and the other obligations of the Issuer under the Indenture, as well as the procedures regarding such events. 24) Further Obligations of Issuer. In addition, the Issuer is required to comply with the obligations typical to this kind of operation, as will be set forth in the Indenture; (II) delegate to the Company's Board of Directors the power to (i) decide on or amend, if necessary, those matters referred to under the second section of the 1st ss. of Article 59 of Law No. 6.404/76, as well as to (ii) decide on the cancellation of unplaced Debentures or in Debentures treasury; (III) to authorize the Company's Board of Executive Officers to take any and all actions for purposes of filing the Issue with the CVM and other competent authorities, as well as to perform any other acts necessary or advisable to the Issue herein approved, to the extent such acts are not vested in the Board of Directors or the shareholders in a General Meeting, such as (a) negotiating the other terms and conditions of the Issue,
(b) executing the Indenture, the Pledge Agreement and the other documents or agreements related thereto, (c) hiring financial institutions authorized to operate in the stock market to place such Debentures, including the execution of the Underwriting Agreement; (d) retaining the rating agencies Standard & Poor's and Fitch, the escrow agent, the agent bank, the trustee and the Collecting Bank, establishing their respective fees, with powers to execute the relevant agreements and agree to clauses, terms and conditions; and (IV) ratify any acts performed by the Board of Executive Officers up to the date hereof, regarding the preparatory procedures to the Issue of such Debentures and their filing with the proper authorities. 8 - CLOSE: With no other matters to discuss, this Special General Meeting was closed and these Minutes were drawn up, read, discussed, approved and signed by all present shareholders, who made up the quorum necessary for the resolutions hereof to be valid, and the Secretary of the Meeting was authorized by them to take the binding certificates. Camacari/BA, November 19th, 2003. [Signatures: BOARD: Anna Cecilia de Magalhaes Coutinho Dutra da Silva - President; Ana Patricia Soares Nogueira - Secretary. SHAREHOLDERS: Nordeste Quimica S/A - NORQUISA (p/p Anna Cecilia de Magalhaes Coutinho Dutra da Silva); Odebrecht S/A (p/p Anna Cecilia de Magalhaes Coutinho Dutra da Silva); Petrobras Quimica S/A - PETROQUISA (p/p Mario Jorge Cabral); Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI (p/p Rita Magaly Lima Hayne Bastos); Fundacao Petrobras de Seguridade Social - Petros (p/p Fernando Guilhon de Castro)].

This is a faithful copy of its original entered in the minute book.

                          Ana Patricia Soares Nogueira

                                    Secretary